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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

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                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          HOLMES PROTECTION GROUP, INC.
                            (Name of Subject Company)

                          HOLMES PROTECTION GROUP, INC.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    436419105
                      (CUSIP Number of Class of Securities)

                                 George V. Flagg
                      President and Chief Executive Officer
                          HOLMES PROTECTION GROUP, INC.
                                440 Ninth Avenue
                            New York, New York 10001
                                 (212) 760-0630
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           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                        Cornelius T. Finnegan, III, Esq.
                            WILLKIE FARR & GALLAGHER
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

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         Holmes Protection Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on January 6, 1998, relating to the tender offer by T9 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

         Item 3(b) is hereby amended to add the following after the first paragraph of Item 3(b)(i):

         On October 14, 1997, J.P. Morgan Securities Inc. ("J.P. Morgan"), solely as the Company's representative, and an affiliate of Tyco entered into a confidentiality agreement (the "Confidentiality Agreement") regarding the furnishing to Tyco of non-public information concerning the Company. The Confidentiality Agreement placed restrictions on Tyco's ability to use or disclose any such information or to disclose any discussions with the Company concerning a possible transaction. In addition, the Confidentiality Agreement included agreements by Tyco not, for a period of two years (with certain exceptions) (i) to acquire any securities of the Company without the prior written approval of the Board of Directors of the Company; (ii) to initiate or maintain contact with any representative of the Company regarding the Company, except with the express written consent of J.P. Morgan; or (iii) to solicit for employment or hire any officer, director or employee of the Company.

         The foregoing is a summary of certain provisions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the Commission as Exhibit (c)(1) to the Schedule 14D-1 of Purchaser.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         Item 4(a) is hereby amended to insert the following prior to the initial paragraph:

         The Board of Directors has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Merger Agreement, the Offer and the Merger and recommends that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

         Item 4(b) is hereby amended to insert the following at the end of
Item 4(b)(vi):

In its consideration of this factor, the Board recognized that market price levels for the Common Stock during November and December (prior to December 26) were higher than $17.00, ranging from a high of $20.00 to a low of $16.00. However, the Board believed that these price levels after November 12, 1997 may have reflected the Company's announcement on that date that it had retained J.P. Morgan to explore a possible sale of the Company. The Board also took into account that these prices were higher than the range of market prices that had generally prevailed during 1997 and the relatively lower trading volumes upon which, generally, these prices were based. The Board's consideration of recent and historical market prices was also part of a broader consideration with respect to the other factors described herein, including the results of J.P. Morgan's solicitation of interest in the Company and the Board's view of the likelihood that a higher price could be obtained or that a more favorable alternative would be available for the Company and its stockholders.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                            Holmes Protection Group, Inc.


Dated: January 23, 1998                     By:  /s/ George V. Flagg
                                               ---------------------------------
                                            Name:   George V. Flagg
                                            Title:  President and Chief
                                                    Executive Officer





















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